FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of March 21, 2005

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                       |_|
                                    Form 40-F
                                       |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes
                                       |_|
                                        No
                                       |_|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______

   Not for Release, Publication or Distribution in Whole or in Part in, into or from Australia, Canada or Japan

     LONDON--(BUSINESS WIRE)--March 21, 2005--

         Recommended Cash Offer by EM Holding Corp., a Company Formed by
           Elevation Partners, L.P., for Eidos Public Limited Company

     Summary

     -- The Directors of EM Holding and Eidos announce that they have reached agreement on the terms of a recommended cash offer of 50 pence (approximately $0.96) for each Eidos Share and each Eidos ADS (each Eidos ADS representing 1 Eidos Share) for the whole of the issued and to be issued share capital of Eidos (the "Offer"). This values the whole of the issued share capital of Eidos at approximately GBP 71.0 million (approximately $136.3 million).

     -- The Offer price of 50 pence per Eidos Share represents a premium of approximately 27.4 per cent. to the Closing Price of 39.25 pence per Eidos Share (approximately $0.75) on 18 March, 2005, the last business day prior to the date of this announcement.

     -- The Offer will be effected by means of a scheme of arrangement although EM Holding reserves the right to elect to implement the Offer by way of a takeover offer (within the meaning of section 428 of the Companies Act).

     -- The Directors of Eidos, who have been so advised by UBS Investment Bank, financial adviser to Eidos, consider the terms of the Offer to be fair and reasonable and unanimously recommend that Eidos Shareholders and holders of Eidos ADSs vote in favour of the resolutions to be proposed at the Court Meeting, as they have irrevocably undertaken to do with respect to their own beneficial holdings of Eidos Shares. In providing advice to the Directors of Eidos, UBS Investment Bank has taken into account the commercial assessments of the Directors of Eidos.

     Commenting on the Offer, John Riccitiello, Managing Director of Elevation Partners, L.P., said today:
     "We are pleased to be able to make this cash offer and believe it is in the best interests of Eidos shareholders, employees and customers."
     Commenting on the Offer, John van Kuffeler, Chairman of the Board of Eidos, said today:
     "I am pleased to announce the cash offer by EM Holding Corp. and bring to an end the uncertainty which the Company, its shareholders and employees have endured during recent months. Our recent interim results reflect the financial and strategic issues facing Eidos. The Board firmly believes that shareholders' interests are best served by a sale of the Company."


Enquiries

    EM Holding Corp.
    and
    Elevation Partners, L.P.
    Kevin Albert                    +1 650 687 6830

    Smithfield Consultants Limited
    John Antcliffe                  +44 (0) 20 7360 4900

    Lehman Brothers
    (financial adviser to EM Holding)
    Tom Flanagan                    +1 212 526 7000
    Chris Nicholls                  +44 (0) 20 7102 1000

    Eidos Public Limited Company    +44 (0) 20 8636 3000
    John van Kuffeler, Chairman
    Mike McGarvey, CEO

    Brunswick (UK)                  +44 (0) 20 7404 5959
    Jonathan Glass
    Wendel Verbeek

    Brunswick (NY)                  +1 212 333 3810
    Nina Devlin

    UBS Investment Bank             +44 (0) 20 7567 8000
    (financial adviser to Eidos)
    Adrian Haxby
    Benjamin Robertson

     This summary should be read in conjunction with the full text of the following announcement.
     This announcement has been prepared for the purpose of complying with the laws of England and Wales and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of a jurisdiction outside England and Wales.
     Lehman Brothers, which is regulated in the United Kingdom by the Financial Services Authority, is acting for EM Holding and no one else in connection with the Offer and will not be responsible to anyone other than EM Holding for providing the protections afforded to clients of Lehman Brothers or for providing advice in connection with the Offer.
     UBS Investment Bank is acting for Eidos and no one else in connection with the Offer and will not be responsible to anyone other than Eidos for providing the protections afforded to clients of UBS Investment Bank or for providing advice in connection with the Offer.
     The availability of the Offer to Eidos Shareholders and holders of Eidos ADSs who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Eidos Shareholders and holders of Eidos ADSs who are not so resident should inform themselves about and observe such applicable requirements.
     The full terms and conditions of the Offer (including details of how approval of the Scheme may be effected) will be set out in the Scheme Document. In deciding whether or not to approve the Scheme (including Eidos Shares represented by Eidos ADSs), Eidos Shareholders and holders of Eidos ADSs should rely only on the information contained, and procedures described, and the terms and conditions set out, in the Scheme Document.
     EIDOS SHAREHOLDERS AND HOLDERS OF EIDOS ADSs ARE STRONGLY ADVISED TO READ THE SCHEME DOCUMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
     This announcement does not constitute an offer or invitation to purchase any securities or the solicitation of any vote for approval in any jurisdiction. The Offer is being made solely by the Scheme Document.
     Appendix III contains the definitions of terms used in this announcement. Not for release, publication or distribution in, into or from Australia,
Canada or Japan.
     The Panel wishes to draw attention to certain UK dealing disclosure requirements in relation to the Offer. The announcement by Eidos on 3 August, 2004 that it was in discussions with third parties commenced the offer period in accordance with the City Code, which is published and administered by the Panel. The offer period is deemed to commence at the time when an announcement is made of a proposed or possible offer, with or without terms. An announcement by the board of a company that it is seeking potential offers will be treated as the announcement of a potential offer.
     The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8.3 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, 1 per cent. or more of any class of relevant securities of Eidos. Relevant securities include Eidos Shares, Eidos ADSs, securities of Eidos carrying conversion or subscription rights into Eidos Shares, options in respect of and derivatives referenced to Eidos Shares. In the case of the Offer, this requirement will apply until the Effective Date.
     Disclosure should be made on an appropriate form by not later than 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 (0) 20 7638 1554). Disclosure Forms and further advice can be obtained from the Panel (tel.: +44 (0) 20 7638 0129).


                                                        March 21, 2005

 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN,
                INTO OR FROM AUSTRALIA, CANADA OR JAPAN

                       Recommended Cash Offer by

                           EM Holding Corp.

             a company formed by Elevation Partners, L.P.

                                  for

                     Eidos Public Limited Company

     1. Introduction

     The Boards of EM Holding and Eidos today announce the terms of a recommended cash offer, to be made by EM Holding, to acquire the whole of the issued and to be issued share capital of Eidos.

     2. Summary of the terms of the Offer

     The Offer is to be effected by way of a scheme of arrangement of Eidos under section 425 of the Companies Act. The purpose of the Scheme is to enable EM Holding to acquire the whole of the issued share capital of Eidos. Under the terms of the Scheme, the Eidos Shares will be cancelled, and upon the Scheme becoming effective, Eidos Shareholders will receive:


                for each Eidos Share and each Eidos ADS

                50 pence (approximately $0.96) in cash

     The Offer values the entire existing issued share capital of Eidos at approximately GBP 71.0 million (approximately $136.3 million).
     The Offer price of 50 pence per Eidos Share represents a premium of approximately 27.4 per cent. to the Closing Price of 39.25 pence (approximately $0.75) per Eidos Share on 18 March, 2005, the last business day prior to the date of this announcement.
     The Eidos Shares will be cancelled or transferred to EM Holding under the Scheme credited as fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and other interests and together with all rights now and subsequently attaching to the Eidos Shares, including the right to receive and retain all dividends and other distributions declared, made or paid after the date of this announcement.
     The Directors of Eidos, who have been so advised by UBS Investment Bank, financial adviser to Eidos, consider the terms of the Offer to be fair and reasonable and unanimously recommend that Eidos Shareholders and holders of Eidos ADSs vote in favour of the resolutions to be proposed at the Court Meeting as they have irrevocably undertaken to do with respect to their own beneficial holdings of Eidos Shares. In providing advice to the Directors of Eidos, UBS Investment Bank has taken into account the commercial assessments of the Directors of Eidos.

     3. Irrevocable undertakings

     The Offeror has received irrevocable undertakings to vote in favour of the Scheme from the Directors of Eidos in respect of their beneficial interests in an aggregate of 3,041,687 Eidos Shares, representing approximately 2.14 per cent. of the current issued share capital of Eidos. The irrevocable undertakings will not cease to be binding if a higher offer is made for Eidos.

     4. Background to, and reasons for, the Offer

     Elevation Partners believes that the best course of action for Eidos is to become a private company for the next few years so that it is not burdened with the pressure of half yearly reporting. This will enable the Company to develop games on a schedule which permits maximum creative flexibility. Elevation Partners intends to delay the shipment dates of most of the titles which the Company has under development in order to accomplish the above.

     5. Background to the recommendation of the Offer

     Introduction

     On 16 June, 2004, the Board of Eidos announced that, following the disappointing performance of certain titles, it was to undertake a strategic review of the Company's business and prospects. In particular, the Board noted that the trends in the entertainment software market meant that franchise scale and diversity, aligned to financial strength, had become ever more critical factors in determining success. Moreover, it was noted that the continuing need to invest heavily in Research & Development ahead of the next hardware cycle had resulted in an increased dependence on the timely scheduling and successful performance of launched titles.
     During the course of the strategic review, the Board concluded that the outlook for the Company to continue to compete as an independent entity was challenging. In particular, the Company's lack of size, its dependence on the performance of relatively few key titles, the ongoing high level of development expenditure required, and the unpredictable performance of key title releases, were important factors that were considered by the Board in reaching this view. As a consequence, the Board concluded that shareholders' interests would be best served by a sale of the Company and undertook an extensive process of discussions involving, in certain cases, considerable due diligence access with potential purchasers.
     Following this process, which has taken over eight months to complete, the Board has reached agreement with EM Holding on the terms of a recommended cash offer of 50 pence per Eidos Share to be made for the entire issued share capital of Eidos, valuing the Company at approximately GBP 71.0 million.

     Interim results

     The Company announced its interim results for the six months to 31 December, 2004 on 11 March, 2005. These showed that the Company had made an operating loss before amortisation of goodwill of GBP 26.5 million for the period, reflecting the light release schedule, the slippage of certain titles and the disappointing performance of others and the continued investment in game development during the period. The Company also reported that its cash balances had fallen to GBP 11.8 million at 31 December, 2004.

     Financing needs

     In view of the anticipated working capital requirements of the Company arising from the required ongoing development expenditure and the need to invest in finished goods inventory ahead of its proposed new anticipated release dates, the Board announced on 10 March, 2005 that it had received credit approval for a new short term working capital facility of up to GBP 23 million until 30 June, 2005 to meet the Company's immediate liquidity needs (the "Facility"). Under the terms of the Facility, which was entered into on 14 March, 2005, RBS has the right to require the Company to undertake an orderly disposal of assets and/or intellectual property of an amount equal to the Facility plus associated fees in the event that the current Offer by the Offeror lapses.
     The Company continues to be reliant upon the Facility to fund its working capital needs until completion of the Offer. Whilst the Board has received indications from RBS that it intends to provide funding within the terms of the Facility, if for any reason continued funding from RBS ceased to be available, the Company may not have sufficient working capital for its needs.

     Release schedule and outlook

     Since the announcement of the strategic review some further slippage to the title release schedule occurred in respect of certain titles, most notably the PC version of Championship Manager 5, which was delayed from its originally planned launch date in October 2004 to its new release date of 18 March, 2005.
     Moreover, as announced on 10 March, 2005, the Board has now decided to defer the scheduled release of the next iteration of Lara Croft Tomb Raider and
Hitman: Blood Money, together with 25 to Life and Just Cause (both new IP) until the financial year ending June 2006. These deferrals result from three principal considerations: the need to work within the constraints of the Facility; the distraction to management, the business and the game development teams caused by the strategic review process; and the desire to optimise the timing of release of key franchises. As a result of these deferrals, significant revenue and operating profit will be transferred into the next financial year, ending 30 June, 2006, resulting in a substantial negative effect on the Company's expected financial results for the current financial year.
     The Company's employees and operating performance have been negatively affected by the uncertainty in relation to its future. Whilst management has done its best to retain key employees in the business, this has not been without considerable strain and some key employees have been lost in recent months. The Board believes that it is imperative to the business that this situation is stabilised rapidly.

     Conclusions and recommendation

     Given the Company's recent operating and financial performance and the uncertainty surrounding its ability to meet near term expected capital requirements, the Board continues to believe that the prospects for Eidos as an independent company remain extremely uncertain and that a sale of the business remains in the best interests of shareholders. Despite the extensive sale process described above, none of the discussions with other parties have resulted in a more certain or attractive offer being received.
     In the light of the foregoing, the Directors, who have been so advised by UBS Investment Bank, financial adviser to Eidos, consider the terms of the Offer to be fair and reasonable and unanimously recommend that Eidos Shareholders and holders of Eidos ADSs vote in favour of the resolution to be proposed at the Court Meetings as they have irrevocably undertaken to do in respect of their own holdings of Eidos Shares. In providing advice to the Directors, UBS Investment Bank has taken into account the commercial assessments of the Directors.

     6. Information on the Eidos Group

     Eidos is a developer and publisher of entertainment software, with a portfolio of game titles for PC, PlayStation, GameCube, Xbox and N-Gage. Eidos is the largest developer of original video gaming content in the United Kingdom, and has publishing operations in the United Kingdom, France, Germany, Spain, the United States, Japan and Australia.
     For the period to 31 December, 2004 (the reference date for the most recent interim results published by the Eidos Group), the Eidos Group reported a total operating loss of GBP 29.2 million (year to 30 June, 2004: loss of GBP 3.6 million) and a loss on ordinary activities before taxation of GBP 28.7 million (year to 30 June, 2004: loss of GBP 2.0 million). Shareholders' funds as at 31 December, 2004 were GBP 43.0 million (as at 30 June, 2004: GBP 71.9 million).
     The approximate US dollar values for the amounts set out in the immediately preceding paragraph are as follows: total operating loss of $56.1 million (year to 30 June, 2004: $6.9 million) and a loss on ordinary activities before taxation of $55.1 million (year to 30 June, 2004: loss of $3.8 million). Shareholders' funds as at 31 December, 2004 were $82.6 million (as at 30 June, 2004: $138.0 million). The GBP /$ conversion rate applied in this announcement is set out at Appendix II.

     7. Information on EM Holding and its financing

     EM Holding is a corporation incorporated in the state of Delaware in the United States which has recently been formed for the purpose of making the Offer. EM Holding is owned and controlled by Elevation Partners, L.P. and its directors are John Riccitiello, Bret Pearlman and Marc Bodnick. The Offer is being financed out of cash resources being made available to EM Holding by funds managed by Elevation Partners, L.P. and its affiliated investment funds.

     8. Information on Elevation Partners, L.P.

     Elevation Partners, L.P. is a private equity firm formed in 2004 for the purpose of making large-scale investments in market-leading media, entertainment, and consumer-related businesses. Elevation Partners' focus is on investing in intellectual property and content oriented businesses where it can partner with management to enhance growth and profitability through a combination of strategic capital and operational insight. Elevation Partners has over $1 billion in committed capital.
     Elevation Partners brings together a team that has a demonstrated record of excellence in media, entertainment and technology. The principals of Elevation Partners include: (i) John Riccitiello, the former President and Chief Operating Officer of Electronic Arts, the global market leader in the interactive entertainment industry, and Fred Anderson, the former Executive Vice President and Chief Financial Officer of Apple Computer, one of the leading companies in the personal computing, electronic media, and music industries; (ii) Roger McNamee, a co-founder, and Marc Bodnick, a founding principal, of Silver Lake Partners, the leading private equity firm focused on technology and related growth companies; (iii) Bret Pearlman, a former Senior Managing Director from The Blackstone Group, the largest private equity firm in the world; and (iv) Bono, one of the most successful artists and creative leaders in the history of the global entertainment industry.

     9. Implementation of the Scheme

     The Offer is being effected by means of a scheme of arrangement of Eidos under section 425 of the Companies Act. The Scheme will be subject to the conditions in Appendix I.
     The Scheme will require approval by Eidos Shareholders at the Court Meeting. These resolutions must be approved by a majority in number representing at least three-fourths in value of the Eidos Shares held by those holders of Eidos Shares present and voting, either in person or by proxy, at the Court Meeting. The Scheme must also be sanctioned by the Court.
     In addition, the Scheme will require separate approval by the passing of resolutions at the EGM.
     The Scheme will only become effective, if all of the conditions set out in Appendix I have been satisfied or waived (to the extent possible). The Scheme will become effective upon the delivery to the Registrar of Companies of a copy of the Order of the Court sanctioning the Scheme and confirming the related reduction of capital, and the registration of such Order.
     If the Scheme becomes effective, it will be binding on all Eidos Shareholders irrespective of whether or not they attend or vote in favour of the Scheme at the Court Meeting or in favour of the special resolutions to be proposed at the EGM.

     10. Inducement fee

     As an inducement to Elevation Partners, L.P. to make the Offer, Elevation Partners, L.P. and Eidos have entered into an agreement under which Eidos has agreed to pay to Elevation Partners, L.P. a sum equal to 1% of the fully diluted value of the Offer if the Offer is not made, lapses, is withdrawn or does not become wholly unconditional by 30 June, 2005 (other than as a result of non-satisfaction of the provisions in paragraph 2(a) of the conditions to the Offer set out in Appendix I or specified defaults by Elevation Partners). If any amounts become payable in such an event, credit will be given for amounts paid out pursuant to an earlier agreement between Eidos and Elevation Partners, L.P. dated 9 December, 2004 under which Eidos agreed to pay Elevation Partners US$1 million to induce it to carry out due diligence on Eidos with a view to considering whether to make an offer for the share capital of Eidos.

     11. Directors and employees

     The EM Holding Board confirmed that the existing contractual employment rights, including pension rights, of all employees of the Eidos Group will be fully safeguarded.
     Elevation Partners has indicated to certain members of the executive management team and employees of Eidos that it is interested in them continuing to participate in the management of the business going forward. Elevation Partners has made no commitment and no agreements have been entered into in this regard, although it may choose to make appropriate offers in due course.

     12. Eidos Share Option Schemes

     If the Scheme becomes effective, options granted under the Eidos Share Option Schemes will become exercisable (if not already exercisable) after the Scheme is sanctioned by the Court. Any shares in Eidos issued after the Effective Date upon exercise of the options will pass to EM Holding (or its nominee(s)) on the same terms as the Scheme. A letter will be sent to participants in the Eidos Share Option Schemes, to inform them of the effect of the Offer on their rights under the Eidos Share Option Schemes and to set out appropriate proposals to be made to the holders of options.

     13. Disclosure of interests in Eidos

     Neither EM Holding nor any of the Directors of EM Holding nor, so far as the Directors of EM Holding are aware, any party acting in concert with EM Holding, owns or controls any Eidos Shares or holds any options to purchase Eidos Shares or has entered into any derivative transaction referenced to securities of Eidos which remains outstanding.
     Save for the irrevocable undertakings referred to in paragraph 3 and the disclosure of interests set out above, neither EM Holding nor, so far as the directors of EM Holding are aware, any person acting in concert with it owns or controls any Eidos Shares or any securities convertible or exchangeable into Eidos Shares or any rights to subscribe for or purchase, or options (including traded options) in respect of, or derivatives referenced to, any such shares ("Relevant Eidos Securities") nor does any such person have any arrangement in relation to Relevant Eidos Securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Relevant Eidos Securities which may be an inducement to deal or refrain from dealing in such securities.

     14. General

     The formal documentation setting out the details of the Offer, including the Scheme Document setting out the procedures to be followed to approve the Offer, and the Forms of Proxy, will be posted to Eidos Shareholders as soon as is practicable.
     The definitions of certain expressions used in this announcement and the sources and bases for certain information contained in this announcement are set out in Appendices II and III.


Enquiries

EM Holding Corp.
and
Elevation Partners, L.P.
Kevin Albert                        +1 650 687 6830

Smithfield Consultants Limited
John Antcliffe                      +44 (0) 20 7360 4900

Lehman Brothers
(financial adviser to EM Holding)
Tom Flanagan                        +1 212 526 7000
Chris Nicholls                      +44 (0) 20 7102 1000

Eidos Public Limited Company        +44 (0)20 8636 3000
John van Kuffeler, Chairman
Mike McGarvey, CEO

Brunswick (UK)                      +44 (0) 20 7404 5959
Jonathan Glass
Wendel Verbeek

Brunswick (NY)                      +1 212 333 3810
Nina Devlin

UBS Investment Bank                 +44 (0)20 7567 8000
(financial adviser to Eidos)
Adrian Haxby
Benjamin Robertson

     This announcement has been prepared for the purpose of complying with the laws of England and Wales and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of a jurisdiction outside England and Wales.
     Lehman Brothers, which is regulated in the United Kingdom by the Financial Services Authority, is acting for EM Holding and no one else in connection with the Offer and will not be responsible to anyone other than EM Holding for providing the protections afforded to clients of Lehman Brothers or for providing advice in connection with the Offer.
     UBS Investment Bank is acting for Eidos and no one else in connection with the Offer and will not be responsible to anyone other than Eidos for providing the protections afforded to clients of UBS Investment Bank or for providing advice in connection with the Offer.
     The availability of the Offer to Eidos Shareholders and holders of Eidos ADSs who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Eidos Shareholders and holders of Eidos ADSs who are not so resident should inform themselves about and observe such applicable requirements.
     The full terms and conditions of the Offer (including details of how approval of the Scheme may be effected) will be set out in the Scheme Document. In deciding whether or not to approve the Scheme (including Eidos Shares represented by Eidos ADSs), Eidos Shareholders and holders of Eidos ADSs should rely only on the information contained, the terms and conditions set out, and procedures described, in the Scheme Document.
     EIDOS SHAREHOLDERS AND HOLDERS OF EIDOS ADSs ARE STRONGLY ADVISED TO READ THE SCHEME DOCUMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
     This announcement does not constitute an offer or invitation to purchase any securities or the solicitation of any vote for approval in any jurisdiction. The Offer is being made solely by the Scheme Document.
     Appendix III contains the definitions of terms used in this announcement. Not for release, publication or distribution in, into or from Australia,
Canada or Japan.
     The Panel wishes to draw attention to certain UK dealing disclosure requirements in relation to the Offer. The announcement by Eidos on 3 August, 2004 that it was in discussions with third parties commenced the offer period in accordance with the City Code, which is published and administered by the Panel. The offer period is deemed to commence at the time when an announcement is made of a proposed or possible offer, with or without terms. An announcement by the board of a company that it is seeking potential offers will be treated as the announcement of a potential offer.
     The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8.3 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, 1 per cent. or more of any class of relevant securities of Eidos. Relevant securities include Eidos Shares, Eidos ADSs, securities of Eidos carrying conversion or subscription rights into Eidos Shares, options in respect of and derivatives referenced to Eidos Shares. In the case of the Offer, this requirement will apply until the Effective Date.
     Disclosure should be made on an appropriate form by not later than 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 (0) 20 7638 1554). Disclosure Forms and further advice can be obtained from the Panel (tel.: +44 (0) 20 7638 0129).

     APPENDIX I

     Conditions to the implementation of the Offer and the Scheme

     The Offer will be conditional upon the Scheme becoming unconditional and the Effective Date occurring by no later than 30 June, 2005 or such later date (if any) as EM Holding and Eidos may agree and the Court may allow.

     Part A: Conditions of the Offer and the Scheme

     1. The Offer and the Scheme will be subject to the following conditions:
     (a) the approval by a majority in number representing not less than three-fourths in value of the holders of Eidos Shares present and voting, whether in person or by proxy, at the Court Meeting;
     (b) the special resolutions required to approve and implement the Scheme being passed by the requisite majority at the EGM;
     (c) the sanction of the Scheme and the confirmation of the reduction of capital by the Court (in both cases with or without modifications, on terms reasonably satisfactory to Eidos and EM Holding), an office copy of the Order being delivered for registration to the Registrar of Companies and registration of the Order confirming the reduction of capital involved in the Scheme with the Registrar of Companies.

     2. Eidos and EM Holding have agreed that, subject to the provisions of paragraph 3 below, the Offer is also conditional upon, and accordingly the necessary action to make the Scheme effective will only be taken on, the satisfaction or waiver as referred to below of the following conditions prior to the Scheme being sanctioned by the Court:
     (a) All necessary filings having been made and all or any applicable waiting periods (including any extensions thereof) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made thereunder having expired, lapsed or been terminated as appropriate, in each case in respect of the Offer and the proposed acquisition of Eidos Shares, or control of Eidos, by EM Holding.
     (b) No order or judgment of any court or governmental, statutory or regulatory body having been issued or made prior to the Effective Date occurring, and no legal or regulatory requirements remaining to be satisfied, other than the obtaining of any non-mandatory or post-Effective Date merger control consent, which has the effect of making unlawful or otherwise prohibiting the Offer.
     (c) EM Holding obtaining any such clearances as it may in its sole discretion consider to be necessary or appropriate to obtain from the competent authority(ies) of each of the EU Member States or of any other countries which have jurisdiction to investigate the proposed acquisition of Eidos by EM Holding.
     (d) Save as otherwise fairly disclosed in writing to EM Holding prior to 21 March, 2005 by any member of the Eidos Group, or as otherwise publicly announced by Eidos (by delivery of an announcement to a Regulatory Information Service), or save as disclosed in the Eidos Interim Accounts, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Eidos Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject, which in consequence of the Offer or the proposed acquisition of any shares or other securities in Eidos or because of a change in the control or management of Eidos or otherwise, would or might reasonably be expected to result in, in any case, to an extent that is or would be material in the context of the wider Eidos Group taken as a whole:
     (i) any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;
     (ii) any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or modified or affected or any obligation or liability arising or any action being taken thereunder;
     (iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, in each case, other than in the ordinary course of business;
     (iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security (whenever arising or having arisen) being enforced or becoming enforceable;
     (v) the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;
     (vi) the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;
     (vii) any such member ceasing to be able to carry on business under any name under which it presently does so; or
     (viii) the creation of any liability, actual or contingent, by any such member, and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Eidos Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would be reasonably likely to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (d);
     (e) No government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps and there not continuing to be any statute, regulation, order or decision which would or might reasonably be expected to:
     (i) require, prevent or delay the divestiture, or materially alter the terms envisaged for any proposed divestiture by any member of the wider Elevation Group (as a result of or in connection with the Offer) or any member of the wider Eidos Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof, to an extent which is material in the context of the wider Elevation Group as a whole or the wider Eidos Group as a whole (as the case may be);
     (ii) require, prevent or delay the divestiture by any member of the wider Elevation Group of any shares or other securities in Eidos, to an extent which is material in the context of the wider Elevation Group as a whole;
     (iii) impose any limitation on, or result in a delay in, the ability of any member of the wider Elevation Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Eidos Group or (as a result of or in connection with the Offer) the wider Elevation Group or to exercise management control over any such member, to an extent which is material in the context of the wider Elevation Group as a whole;
     (iv) otherwise materially adversely affect the business, assets, profits or prospects of the wider Elevation Group taken as a whole (as a result of or in connection with the Offer) or the wider Eidos Group taken as a whole;
     (v) make the Offer or its implementation or the acquisition or proposed acquisition by EM Holding or any member of the wider Elevation Group of any shares or other securities in, or control of Eidos void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, materially restrain, restrict, prohibit, delay or otherwise materially interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith, in any such case to an extent which is material in the context of the Elevation Group taken as a whole;
     (vi) require any member of the wider Elevation Group or the wider Eidos Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Eidos Group or (as a result of or in connection with the Offer) the wider Elevation Group owned by any third party, to an extent which is material in the context of the wider Elevation Group taken as a whole or the wider Eidos Group taken as a whole (as the case may be);
     (vii) impose any limitation on the ability of any member of the wider Eidos Group to co-ordinate its business, or any part of it, with the businesses of any other members to an extent which is material in the context of the wider Eidos Group as a whole; or
     (viii) result in any member of the wider Eidos Group ceasing to be able to carry on business under any name under which it presently does so to an extent which is material in the context of the wider Eidos Group taken as a whole, and all applicable waiting and other time periods during which any such Third Party could decide to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any Eidos Shares having expired, lapsed or been terminated;
     (f) all necessary filings or applications having been made in connection with the Offer, all statutory or regulatory obligations in any jurisdiction having been complied with and all applicable waiting periods (including any extensions thereof) under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated, in each case in connection with the Offer or the acquisition by any member of the wider Elevation Group of any shares or other securities in, or control of, Eidos and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals ("Authorisations") reasonably necessary for or in respect of the Offer or the proposed acquisition of any shares or other securities in, or control of, Eidos by any member of the wider Elevation Group or the carrying on of the business of any member of the wider Eidos Group by any member of the wider Elevation Group having been obtained on terms and in a form reasonably satisfactory to EM Holding from all appropriate Third Parties or persons or bodies with whom any member of the wider Eidos Group or the wider Elevation Group has entered into contractual arrangements in each case where the absence of such Authorisations would be material in the context of the wider Eidos Group taken as a whole and all such Authorisations reasonably necessary to carry on the business of any member of the wider Eidos Group remaining in full force and effect and all filings reasonably necessary for such purpose having been made and there being no notice or intimation of any intention or proposal to revoke, suspend, modify or not to renew any of the same at the time at which the Offer becomes otherwise unconditional in all respects and all reasonably necessary statutory or regulatory obligations in any jurisdiction having been complied with save in each case to an extent that is not material in the context of the wider Eidos Group taken as a whole;
     (g) except as publicly announced by Eidos (by delivery of an announcement to a Regulatory Information Service) prior to 21 March, 2005, or as disclosed in the Eidos Interim Accounts, no member of the wider Eidos Group having, since 30 June, 2004:
     (i) save as between Eidos and wholly-owned subsidiaries of Eidos or for Eidos Shares issued pursuant to the exercise of options granted under the Eidos Share Option Schemes, issued, authorised or proposed the issue of additional shares of any class;
     (ii) save as between Eidos and wholly-owned subsidiaries of Eidos or for the grant of options under the Eidos Share Option Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;
     (iii) other than to another member of the Eidos Group, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;
     (iv) save for intra-Eidos Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business and which is material in the context of the Eidos Group taken as a whole;
     (v) save for intra-Eidos Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;
     (vi) issued, authorised or proposed the issue of any debentures or (save for intra-Eidos Group transactions) incurred or increased any indebtedness or become subject to any contingent liability which, in each case, is material in the context of the Eidos Group taken as a whole;
     (vii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;
     (viii) implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business, save to the extent the same is not material in the context of the wider Eidos Group taken as a whole or save in respect of normal salary increases in accordance with past remuneration policy, entered into or changed the terms of any contract with any director or senior executive;
     (ix) entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or is reasonably likely to be materially restrictive on the businesses of any member of the wider Eidos Group or the wider Elevation Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which is material in the context of the wider Eidos Group and/or the wider Elevation Group taken as a whole;
     (x) (other than in respect of a member which is dormant and was solvent at the relevant time) taken any action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed, save to the extent the same is not material in the context of the wider Eidos Group taken as a whole;
     (xi) entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the wider Eidos Group or the wider Elevation Group other than to a nature and extent which is normal in the context of the business concerned of the wider Eidos Group, save to the extent the same is not material in the context of the wider Eidos Group and/or the wider Elevation Group;
     (xii) waived or compromised any claim, save to the extent the same is not material in the context of the wider Eidos Group taken as a whole;
     (xiii) entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition; or
     (xiv) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business, and, for the purposes of paragraphs (iii),(iv), (v) and (vi) of this condition only, the term "Eidos Group" shall mean Eidos and its wholly-owned subsidiaries;
     (h) since 30 June, 2004 and save as disclosed in the accounts for the year then ended, or as publicly announced by Eidos (by delivery of an announcement to a Regulatory Information Service), or as disclosed in the Eidos Interim Accounts or as fairly disclosed in writing to EM Holding prior to 21 March, 2005:
     (i) no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the wider Eidos Group to an extent which, in any case, is material in the context of the wider Eidos Group taken as a whole;
     (ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Eidos Group is or may become a party (whether as a plaintiff, defendant or otherwise) and (other than as a result of the Offer) no investigation by any Third Party against or in respect of any member of the wider Eidos Group having been instituted announced or threatened by or against or remaining outstanding in respect of any member of the wider Eidos Group which in any such case might reasonably be expected to adversely affect any member of the wider Eidos Group to an extent which, in any case, is material in the context of the wider Eidos Group taken as a whole;
     (iii) no contingent or other liability having arisen or been incurred which would be likely to have a material adverse effect on any member of the wider Eidos Group to an extent which, in any case, is material in the context of the wider Eidos Group taken as a whole; and
     (iv) no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the wider Eidos Group which is necessary for the proper carrying on of its business to an extent which, in any case, is material in the context of the wider Eidos Group taken as a whole;
     (i) Save as otherwise fairly disclosed in writing to EM Holding prior to 21 March, 2005 by any member of the Eidos Group, or as publicly announced by Eidos (by delivery of an announcement to a Regulatory Information Service) or as disclosed in the Eidos Interim Accounts, EM Holding not having discovered:
     (i) that any financial, business or other information concerning the wider Eidos Group as contained in the information disclosed at any time by or on behalf of any member of the wider Eidos Group whether publicly (by the delivery of an announcement to an RIS) or to EM Holding or its professional advisers is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading to an extent which, in any case, is material in the context of the wider Eidos Group taken as a whole;
     (ii) that any member of the wider Eidos Group is subject to any liability (contingent or otherwise) which is not disclosed in the annual report and accounts of Eidos for the year ended 30 June, 2004 and which is material in the context of the wider Eidos Group taken as a whole; or
     (iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the wider Eidos Group to an extent which, in any case, is material in the context of the wider Eidos Group taken as a whole.
     (j) Save as otherwise fairly disclosed in writing to EM Holding prior to 21 March, 2005, EM Holding not having discovered that:
     (i) any past or present member of the wider Eidos Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction or any notice or requirement of any Third Party with regard to the storage, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the wider Eidos Group in any case to an extent which is material and adverse in the context of the wider Eidos Group;
     (ii) there is, or is reasonably likely to be, for that or any other reason whatsoever, in any case to an extent which is material and adverse in the context of the wider Eidos Group any liability (actual or contingent) of any past or present member of the wider Eidos Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider Eidos Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction; or
     (iii) circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture, or materials used therein, now or previously manufactured, sold or carried out by any past or present member of the wider Eidos Group which claim or claims would be likely to affect adversely any member of the wider Eidos Group.
     For the purposes of these conditions the "wider Eidos Group" means Eidos and its subsidiary undertakings, associated undertakings and any other undertaking in which Eidos and/or such undertakings (aggregating their interests) have a significant interest and the "wider Elevation Group" means Elevation Partners, L.P., EM Holding and their respective subsidiary undertakings, associated undertakings and any other undertaking in which Elevation Partners, L.P. or EM Holding and/or such undertakings (aggregating their interests) have a significant interest and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in that Act) of any undertaking.
     3. EM Holding reserves the right to waive, in whole or in part, all or any of the conditions contained in paragraph 2(a) to (j). If EM Holding is required by the Panel to make an offer for Eidos Shares (including Eidos Shares represented by Eidos ADSs) under the provisions of Rule 9 of the Code, EM Holding may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.
     4. EM Holding reserves the right to elect to implement the acquisition of Eidos Shares (including Eidos Shares represented by Eidos ADSs) by way of takeover offer (within the meaning of Section 428 of the Companies Act) as opposed to scheme of arrangement. In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme. In particular, condition 1 will not apply and the Offer will be conditional upon valid acceptances being received (and not, where permitted, withdrawn) by the first closing date of the Offer (or such later time(s) and/or date(s) as EM Holding may, with the consent of the Panel or in accordance with the City Code, decide) in respect of 90 per cent. (or such lesser percentage as EM Holding may decide) in nominal value of the Eidos Shares to which the Offer relates, provided that such condition will not be satisfied unless EM Holding (or any of its wholly-owned subsidiaries) shall have acquired, or agreed to acquire, whether pursuant to the Offer or otherwise, Eidos Shares carrying, in aggregate, more than 50 per cent. of the voting rights then exerciseable at general meetings of Eidos.
     5. This Offer will be governed by the laws of England and Wales and be subject to the jurisdiction of the courts of England and Wales, to the conditions set out herein and to the provisions of the Scheme Document.

     Part B: Certain further terms of the Offer and the Scheme

     (a) The full terms and conditions of the Offer (including details of how approval of the Scheme may be effected) will be set out in the Scheme Document. Eidos Shareholders and holders of Eidos ADSs may only rely on the Scheme Document for all the terms and conditions of the Offer. In deciding whether or not to approve the Scheme (including Eidos Shares represented by Eidos ADSs), Eidos Shareholders and holders of Eidos ADSs should rely only on the information contained, and procedures described, in the Scheme Document.
     (b) The Eidos Shares will be cancelled or transferred to EM Holding under the Scheme credited as fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and other interests and together with all rights now and subsequently attaching to the Eidos Shares, including the right to receive and retain all dividends and other distributions declared, made or paid after the date of this announcement.

     APPENDIX II

     SOURCES AND BASES OF INFORMATION

     1. General

     Unless otherwise stated, financial information relating to Eidos has been extracted from the relevant published audited Annual Report and Accounts of Eidos and/or public statements made by Eidos.

     2. Value of the Offer

     The Offer values Eidos at approximately GBP 71.0 million, based on the offer price of 50 pence for each Eidos Share and each Eidos ADS and on 142,002,471 Eidos Shares being in issue on 18 March, 2005 (being the latest business day prior to the date of this announcement).

     3. Exchange rates

     Share price and other financial information contained in this announcement has been converted from GBP to $ at a rate of 1.92.

     4. Share prices

     The prices of shares on a particular date are derived from the closing middle market prices for those shares from the SEDOL for that date or have been taken from Bloomberg.

     APPENDIX III

     DEFINITIONS

     In this announcement, the following definitions apply, unless the context requires otherwise:


"Act" or the "Companies Act"       the Companies Act 1985, as amended
"Australia"                        the Commonwealth of Australia, its
                                    states, territories or possessions
"Board" or "Directors"             the Board of Directors of Eidos or
                                    EM Holding (as the case may be)
"Canada"                           Canada, its possessions and
                                    territories and all areas subject
                                    to its jurisdiction or any
                                    political sub-division thereof
"City Code"                        The City Code on Takeovers and
                                    Mergers
"Closing Price"                    the closing middle market price of
                                    an Eidos Share as derived from
                                    SEDOL
"Court"                            the High Court of Justice in
                                    England and Wales
"Court Meeting"                    the meeting of Shareholders
                                    convened by order of Court
                                    pursuant to section 425 of the
                                    Companies Act to consider and, if
                                    thought fit, approve the Scheme
                                    (including any adjournment
                                    thereof)
"Effective Date"                   the date on which the Scheme
                                    becomes effective in accordance
                                    with its terms
"EGM"                              the extraordinary general meeting
                                    of Eidos to be convened to
                                    consider any resolution to approve
                                    and implement the Scheme
                                    (including any adjournment
                                    thereof)
"Eidos" or "the Company"           Eidos Public Limited Company
"Eidos ADSs"                       American Depositary Shares of
                                    Eidos, each representing  one
                                    Eidos Share
"Eidos Group"                      Eidos and its subsidiaries and
                                    subsidiary undertakings
"Eidos Interim Accounts"           the interim results of Eidos for
                                    the six month period ended 31
                                    December 2004 published by Eidos
                                    on 10 March 2005
"Eidos Shareholders"               the holders of Eidos Shares
"Eidos Share Option Scheme(s)"     The following share option schemes
                                    operated by Eidos:

                                   (a) 2003 Approved Share Option Plan
                                   (b) Approved Share Option Scheme
                                    (pre 2003)
                                   (c) 2003 Unapproved Share Option
                                    Plan
                                   (d) Share Option Scheme (Unapproved
                                    pre 2003)
                                   (e) Amended and re-stated 1997
                                    Stock Option Plan
                                   (f) 1997 Stock Option Plan
                                   (g) UK Sharesave Scheme
                                   (h) International Sharesave Scheme
                                   (i) Employee Stock Purchase Plan
                                   (j) 2003 Performance Share Plan
                                   (k) Restricted share awards

"Eidos Shares"                     the existing unconditionally
                                    allotted or issued and fully paid
                                    ordinary shares of 2 pence each in
                                    the capital of Eidos and any
                                    further such shares which are
                                    unconditionally allotted or issued
                                    prior to the date on which the
                                    Offer closes (or such earlier date
                                    or dates, as the Offeror may,
                                    subject to the City Code, decide)
"Elevation Partners"               Elevation Partners, L.P.
"EM Holding" or "the Offeror"      EM Holding Corp.
"Forms of Proxy"                   the forms of proxy to use at the
                                    Court Meeting and the EGM
"FSMA"                             the Financial Services and Markets
                                    Act, 2000 (as amended)
"Japan"                            Japan, its cities, prefectures,
                                    territories and possessions
"Lehman Brothers"                  Lehman Brothers Europe Limited,
                                    financial adviser to EM Holding
"LIBOR"                            London Inter-bank Offered Rate
"London Stock Exchange"            London Stock Exchange plc, together
                                    with any successors thereto
"Offer"                            the proposed acquisition of Eidos
                                    by EM Holding by means of the
                                    Scheme
"Official List"                    the Official List of the UKLA
"Order"                            the order of the Court sanctioning
                                    the Scheme under section 425 of
                                    the Act and confirming the
                                    reduction of share capital of
                                    Eidos pursuant to the Scheme under
                                    section 137 of the Act
"Panel"                            The Panel on Takeovers and Mergers
"pounds", "pence" and "GBP"        the lawful currency of the United
                                    Kingdom
"Registrar of Companies"           the Registrar of Companies in
                                    England and Wales, within the
                                    meaning of the Act
"Regulatory Information Service" orany of the services set out in
 "RIS"                              Schedule 12 to the Listing Rules
                                    of the UKLA
"Scheme"                           the proposed scheme of arrangement
                                    under section 425 of the Companies
                                    Act between Eidos and the Eidos
                                    Shareholders, with or subject to
                                    any modification thereof or any
                                    addition thereto or condition
                                    approved or imposed by the Court
                                    and agreed by Eidos and EM Holding
"Scheme Document"                  the circular to Eidos Shareholders
                                    containing details of, and an
                                    explanatory statement in respect
                                    of, the Scheme
"SEDOL"                            the London Stock Exchange Daily
                                    Official List
"subsidiary", "subsidiary          shall be construed in accordance
undertaking", "associated           with the Act (but for this purpose
undertaking" and "undertaking"      ignoring paragraph 20(i)(b) of
                                    Schedule 4A of the Act)
"UBS Investment Bank" or "UBS"     UBS Investment Bank, a business
                                    group of UBS AG, and UBS Limited
"UKLA"                             the UK Listing Authority, being the
                                    Financial Services Authority
                                    acting in its capacity as the
                                    competent authority for the
                                    purposes of Part IV of FSMA
"United Kingdom" or "UK"           United Kingdom of Great Britain and
                                    Northern Ireland
"United States", "US" or "USA"     the United States of America, its
                                    territories and possessions, any
                                    State of the United States of
                                    America and the District of
                                    Columbia and all other areas
                                    subject to its jurisdiction
"$"                                United States dollars

     Unless otherwise stated, all times referred to in this announcement are references to the time in the United Kingdom for the time being.


     CONTACT: EM Holding Corp. and Elevation Partners, L.P.
              Kevin Albert, 650-687-6830
               OR
              Smithfield Consultants Limited
              John Antcliffe, +44-0-20-7360-4900
               OR
              Lehman Brothers
              (financial adviser to EM Holding)
              Tom Flanagan, 212-526-7000
               OR
              Chris Nicholls, +44-0-20-7102-1000
               OR
              Eidos Public Limited Company
              John van Kuffeler/Mike McGarvey, +44-0-20-8636-3000
               OR
              Brunswick (UK)
              Jonathan Glass/Wendel Verbeek, +44-0-20-7404-5959
               OR
              Brunswick (NY)
              Nina Devlin, 212-333-3810
               OR
              UBS Investment Bank
              (financial adviser to Eidos)
              Adrian Haxby/Benjamin Robertson, +44-0-20-7567-8000

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eidos plc
---------

By: /S/ Stuart Cruickshank
    ----------------------
    Stuart Cruickshank
    Chief Financial Officer

By: /S/ Michael McGarvey
    --------------------
    Michael McGarvey
    Chief Executive Officer


Date: 07 January 2005
      ---------------

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

          The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
Press Release dated 21 March 2005 - Recommended Cash Offer by EM Holding Corp.,
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a company formed by Elevation Partners, L.P., for Eidos Public Limited Company
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